Exhibit 1

MTS Announces Results of 2016 Annual Meeting of Shareholders

Ra’anana, Israel – August 8, 2016 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising, telecommunications expense management and billing solutions, today announced the that the following resolutions were passed at the 2016 Annual General Meeting of Shareholders that was held today:

1.	To re-elect six directors for terms expiring at our 2017 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and to approve his terms of service;

3.	To approve the increase of the number of authorized but unissued shares reserved for issuance under the Company’s 2003 Israeli Share Option Plan;

4.	To approve the updated compensation policy for directors and officers of the Company;

5.	To approve the issuance of options to Mr. Adi Orzel, an active director and director nominee;

6.	To approve the terms of employment of Mr. Orey Gilliam, the Company’s newly elected Chief Executive Officer; and

7.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 presented for discussion.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated June 23, 2016.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE) and an IOT/M2M enablement for mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com